EX-35.3
Re: WFRBS 2013-C12


Per the Pooling and Servicing Agreement dated March 1, 2013, the undersigned Officer of Pentalpha Surveillance, LLC as Trust Advisor, hereby certifies the following for the 2013 calendar year,

(A) a review of such Trust Advisor activities during the preceding calendar year and of such Operating Advisor performance under this Agreement, has been made under such officer's supervision and

(B) to the best of such officer's knowledge, based on such review, such Trust Advisor has fulfilled all its obligations under this Agreement, in all material respects throughout such year.


Date: March 5, 2014

PENTALPHA SURVEILLANCE LLC

By:    /s/ James Callahan
Name:  James Callahan
Title: In his capacity as Executive Director


WFRBS 2013-C12 Annual Compliance Statement-2013-Pentalpha

GREENWICH OFFICE PARK, BUILDING TWO, GREENWICH, CT 06831

MAIL TO: PO BOX 4839, GREENWICH CT 06831

203.660.6100 | PENTALPHAGLOBAL.COM